Carbon Black, Inc.

1100 Winter Street

Waltham, Massachusetts 02451

VIA EDGAR

May 1, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:                             Carbon Black, Inc.
Registration Statement on Form S-1
File No. 333-224196

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Carbon Black, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-224196) (the “Registration Statement”) be accelerated to May 3, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jared Fine at (617) 570-1751. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jared Fine, by facsimile to (617) 321-4759

Under separate cover, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Jared Fine of Goodwin Procter LLP at (617) 570-1751.

[Remainder of Page Intentionally Left Blank]

Sincerely,

CARBON BLACK, INC.

/s/ Patrick Morley
Patrick Morley
Chief Executive Officer

cc:                                Eric Pyenson, Esq., Carbon Black, Inc.
Kenneth Gordon, Esq., Goodwin Procter LLP
Jared Fine, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]